JARDINE MATHESON HOLDINGS LIMITED
Securities and Exchange Commission File No. 82-2963

Jardines

Jardine Matheson Limited
Central, Hong Kong
gsd@jardines.com

Group Secretariat

[redacted]

02028836

17th April 2002

02 MAY -7 AM 10:10

Securities & Exchange Commission
Office of Int'l Corporate Finance
Division of Corporate Finance
450 Fifth Street, N.W.
Washington D.C. 20549
U.S.A.

SUPPL

Dear Sirs

Jardine Matheson Holdings Limited
- Share Repurchase

We enclose for your information a notification dated 17th April 2002 in respect of the above Company which was lodged with the UK Listing Authority today.

Yours faithfully
JARDINE MATHESON LIMITED

PROCESSED
MAY 14 2002
THOMSON
FINANCIAL P

Neil M McNamara
Group Corporate Secretary

Encl

dw 5/8

JARDINE MATHESON HOLDINGS LIMITED
Securities and Exchange Commission File No.82-2963

RNS Full Text Announcement

Company	Jardine Matheson Hldgs Ld
TIDM	JAR
Headline	*Purchase of Own Securities*
Released	12:00 17 Apr 2002
RNS Number	6700U

JARDINE MATHESON HOLDINGS LIMITED ("JMH")

SHARE REPURCHASE

Please be advised of the following repurchase by JMH of its ordinary shares in the market:-

Date of repurchase:	17th April 2002
Total number of shares repurchased:	434,800 shares
Highest price paid per share:	US$5.95
Lowest price paid per share:	US$5.85

The repurchase of shares is made in accordance with the listing rules of the UK Listing Authority.

Neil M McNamara, Jardine Matheson Limited
for and on behalf of Jardine Matheson Holdings Limited

17th April 2002

www.jardines.com

END